UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CREDO TECHNOLOGY GROUP HOLDING LTD
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-41249	N/A
(State or other jurisdiction of incorporation or organization)	(Comission File No.)	(I.R.S. Employer Identification No.)

c/o Maples Corporate Services, Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands		N/A
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (408) 664-9329

Securities registered pursuant to Section 12(b) of the Act:

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
(Address of principal executive offices)

James Laufman
Chief Legal Officer
(408) 620-6086
(Name and telephone number, including area code, of person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

Item 1.01. Conflict Minerals Disclosure and Report. Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of Credo Technology Group Holding Ltd (the “Company”) for the reporting period from January 1, 2024 to December 31, 2024 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at the Company’s website at https://investors.credosemi.com under the heading “Financials” → “SEC Filings”.
Item 1.02. Exhibit.
As noted in Item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Item 3.01. Exhibit.
The following exhibit is filed as a part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Credo Technology Group Holding Ltd for the reporting period from January 1, 2024 to December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDO TECHNOLOGY GROUP HOLDING LTD

Date: May 31, 2025	By:	/s/ James Laufman
		Name:	James Laufman
		Title:	Chief Legal Officer